Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	6 Months Ended June 30,	12 Months Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings, as defined:
Income Before Income Taxes	$142	$246	$298	$216	$84	$46

Total fixed charges as below	57	143	159	190	198	219
Less capitalized interest	1	3	1		1
Total fixed charges included in pre-tax income from continuing operations	56	140	158	190	197	219

Total earnings	$198	$386	$456	$406	$281	$265

Fixed charges, as defined:
Interest on long-term debt	$47	$109	$131	$151	$176	$201
Interest on short-term debt and other interest	7	23	13	22	7	3
Amortization of debt discount, expense and premium - net	3	7	8	9	7	8
Estimated interest component of operating rentals		4	7	8	8	7

Total fixed charges (a)	$57	$143	$159	$190	$198	$219

Ratio of earnings to fixed charges	3.5	2.7	2.9	2.1	1.4	1.2

Preferred stock dividend requirements on a pre-tax basis	$14	$27	$24	$4	$4	$5
Fixed charges, as above	57	143	159	190	198	219
Total fixed charges and preferred stock dividends	$71	$170	$183	$194	$202	$224
Ratio of earnings to combined fixed charges and preferred stock dividends	2.8	2.3	2.5	2.1	1.4	1.2

(a)	Interest on unrecognized tax benefits is not included in fixed charges.